EXHIBIT 99.2


                                                           [SANOFI-AVENTIS LOGO]


PRESS RELEASE
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Your Contact:


 Tony Roddam
 Global Media Relations
 Tel.: +33 (0) 3 88 99 11 38
 Tony.Roddam@aventis.com

SQUEEZE OUT SHAREHOLDERS' MEETING OF HOECHST AG SCHEDULED FOR
DECEMBER 20

CASH COMPENSATION SET AT 56.50 EURO PER BEARER SHARE BY AVENTIS


FRANKFURT AM MAIN, GERMANY - 5 NOVEMBER 2004 - Aventis, a subsidiary of sanofi-aventis and at the same time majority shareholder of Hoechst Aktiengesellschaft, has confirmed its intention to acquire the shares of the minority shareholders of Hoechst Aktiengesellschaft, Frankfurt/Main, pursuant to the squeeze out procedure announced on 23 August 2004. Therefore, management board and supervisory board resolved today to propose to a extraordinary shareholders' meeting to vote a resolution to transfer the shares of the minority shareholders of Hoechst Aktiengesellschaft to Aventis. The shareholders' meeting will be called for 20 December 2004. Should the agenda not be exhaustively dealt with on such day, the shareholders' meeting will be continued on 21 December 2004.

The cash compensation set by Aventis for the resolution to be voted on by the extraordinary shareholders' meeting of Hoechst Aktiengesellschaft amounts to
56.50 Euro per bearer share in Hoechst Aktiengesellschaft. Its amount takes into consideration the company value of Hoechst Aktiengesellschaft based on a capitalized earnings valuation, the average share price on the stock exchange during the last three months and an agreement for the benefit of the minority shareholders which had been concluded in 1999 in connection with the business combination of Hoechst and Rhone-Poulenc. The amount of the cash compensation has been set by the management board of Aventis on the basis of a value appraisal report by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprufungsgesellschaft.

Hoechst AG is a 98.1 percent-owned subsidiary of Aventis, Strasbourg. Subsequent to the creation of Aventis, through the combination of Hoechst AG and Rhone-Poulenc S.A., on December 15, 1999, Hoechst AG is now an intermediate holding company. Hoechst AG is listed on the Frankfurt Stock Exchange. For further information, please visit: http://www.hoechst.de

HOECHST AKTIENGESELLSCHAFT o  D-65926 Frankfurt am Main     Hoechst

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